Registration No. 333-141499

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
INFINEON TECHNOLOGIES AG
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250 9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Infineon Technologies North America Corp.
640 N. McCarthy Blvd.
Milpitas, California 95035
866-951-9519
Attention: General Counsel
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
Attention: ADR Department
60 Wall Street,
New York, New York 10005
(212) 250-9100
It is proposed that this filing become effective under Rule 466:
☑	immediately upon filing.

☐	on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box : ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum Aggregate	Proposed Maximum	Amount of
Securities to be Registered	Registered	Price Per ADS	Aggregate Offering Price(1)	Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of Infineon Technologies AG	n/a	n/a	n/a	n/a

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-123389. This Registration Statement
constitutes a Post-Effective Amendment to Registration Statement No. 333-123389.

     This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.
     The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, and incorporated herein by reference.
PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Cross Reference

Location in Form of Receipt
Item Number and Caption		Filed Herewith as Prospectus
1.	Name and address of depositary	Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii)	The procedure for voting the deposited securities	Articles 14, 15 and 17

(iii)	The collection and distribution of dividends	Articles 6, 10, 13, 14 and 17

(iv)	The transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 17

(v)	The sale or exercise of rights	Articles 13, 14, and 17

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 14, 15, 16 and 17

(vii)	Amendment, extension or termination of the deposit arrangement	Articles 19 and 20

Location in Form of Receipt
Item Number and Caption		Filed Herewith as Prospectus
(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article 12

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8, 9, 21 and 23

(x)	Limitation upon the liability of the depositary	Articles 15, 16, 17, 20 and 22

3.	Fees and Charges	Articles 6 and 9
Item — 2. AVAILABLE INFORMATION

Statement that upon effectiveness of the termination of Infineon Technologies AG’s reporting requirements under the Securities Exchange Act, Infineon Technologies AG shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act (the “Rule 12g3-2(b) exemption”) on its Internet Web site (www.infineon.com.) or through an electronic information delivery system generally available to the public in its primary trading market and shall comply with the other requirements of the Rule 12g3-2(b) exemption.
Article 12

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)(1)	Form of Amended and Restated Deposit Agreement among Infineon Technologies AG as Issuer, Deutsche Bank Trust Company Americas as Successor Depositary and the Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Previously filed as Exhibit (a) to Registration Statement No. 333-123389 and incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement, including form of American Depositary Receipt. Filed herewith as Exhibit (a)(2)

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement No. 333-141499 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on August 6, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one Ordinary Share of Infineon Technologies AG.

Deutsche Bank Trust Company Americas,
as Depositary

By: Name:	/s/ James Kelly James Kelly
Title:	Vice President

By: Name:	/s/ Chris Konopelko Chris Konopelko
Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Infineon Technologies AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on August 6, 2010.
INFINEON TECHNOLOGIES AG

By:	/s/ Peter Bauer	Date: August 6, 2010

Name:	Peter Bauer
Title:	Chairman of the Management Board,
Chief Executive Officer and
Acting Chief Financial Officer

By:	/s/ Michael von Eickstedt	Date: August 6, 2010

Name:	Michael von Eickstedt
Title:	General Counsel

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Rudolf von Moreau and Cornelius Simons, and each of them (with full power in each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
     Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on August 6, 2010 in the capacities indicated.

Signature	Title

/s/ Peter Bauer Peter Bauer	Chairman of the Management Board, Chief Executive Officer and Acting Chief Financial Officer

/s/ Hermann Eul Prof. Dr. Hermann Eul	Member of the Management Board

/s/ Reinhard Ploss Dr. Reinhard Ploss	Member of the Management Board

/s/ Greg Bibbes Greg Bibbes	Authorized Representative in the United States
General Counsel,
Infineon Technologies North America Corp.

INDEX TO EXHIBITS

Exhibit
Number

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification